EXHIBIT 12

PG&E GAS TRANSMISSION, NORTHWEST CORPORATION

SEC FILING—FORM 10-Q—Second Quarter 2002
EXHIBIT 12—RATIO OF EARNINGS TO FIXED CHARGES

	For the Six Months Ended
	2002	2001
Ratio of earnings to Fixed Charges
Earnings
Net income	31.3	38.0
Adjustments:
Income taxes	18.6	24.1
Fixed charges (as below)	18.7	19.8

Total adjusted earnings	68.6	81.9

Fixed charges:
Net interest expense	17.0	19.5
Adjustments:
Interest component of rents	0.2	0.2
AFUDC debt	1.5	0.1

Total fixed charges	18.7	19.8

Ratio of earnings to fixed charges	3.7	4.1